CERTIFICATION OF REPORT
                             -----------------------

I, David Garofalo, Vice President, Finance and Chief Financial Officer of Agnico-Eagle Mines Limited (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(3) the Report on Form 6-K of the Company for the quarterly period ended June 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) applicable to foreign private issuers; and

(4) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

No purchaser or seller of securities shall be entitled to rely upon the foregoing certification for any purpose, and the undersigned expressly disclaims any obligation to update the foregoing certification except as may be required by law.

Dated:  August 06, 2002



                                                         /s/ David Garfalo
                                                         -----------------------
                                                         David Garofalo, Vice
                                                         President, Finance and
                                                         Chief Financial Officer